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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of May, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated May 5, 2006 of Falconbridge Limited regarding "All Noranda Recycling Facilities in North America Now Registered to International ISO 14001 Environmental Standard".
Exhibit 99.2	News Release dated May 6, 2006 of Falconbridge Limited regarding "Falconbridge Reaches an Agreement on Lomas Bayas Labour Contract".
Exhibit 99.3	News Release dated May 8, 2006 of Falconbridge Limited regarding "Falconbridge Comments on Inco-Falconbridge Combination".
Exhibit 99.4	News Release dated May 12, 2006 of Falconbridge Limited regarding "Ian Pearce Appointed Chief Operating Officer of Falconbridge — Peter Kukielski to Leave Company".
Exhibit 99.5	News Release dated May 13, 2006 of Falconbridge Limited regarding "Falconbridge Receives Improved Inco Offer".
Exhibit 99.6	News Release dated May 18, 2006 of Falconbridge Limited regarding "Falconbridge Announces April 2006 Net Income Increases 194% to $238 Million".
Exhibit 99.7	News Release dated May 19, 2006 of Falconbridge Limited regarding "Falconbridge Limited's Brunswick Mine Employees Ratify Collective Agreement".
Exhibit 99.8	News Release dated May 24, 2006 of Falconbridge Limited regarding "Falconbridge and USW Ratify Five-Year Collective Agreement at Raglan Mine".
Exhibit 99.9	News Release dated May 31, 2006 of Falconbridge Limited regarding "Falconbridge Board of Directors Reaffirms Support for Inco Offer".
Exhibit 99.10	News Release dated May 31, 2006 of Falconbridge Limited regarding "Inco and Falconbridge Identify US$550 Million in Synergies".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
June 9, 2006	By:	"Stephen K. Young" Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	News Release dated May 5, 2006 of Falconbridge Limited regarding "All Noranda Recycling Facilities in North America Now Registered to International ISO 14001 Environmental Standard".
Exhibit 99.2	News Release dated May 6, 2006 of Falconbridge Limited regarding "Falconbridge Reaches an Agreement on Lomas Bayas Labour Contract".
Exhibit 99.3	News Release dated May 8, 2006 of Falconbridge Limited regarding "Falconbridge Comments on Inco-Falconbridge Combination".
Exhibit 99.4	News Release dated May 12, 2006 of Falconbridge Limited regarding "Ian Pearce Appointed Chief Operating Officer of Falconbridge — Peter Kukielski to Leave Company".
Exhibit 99.5	News Release dated May 13, 2006 of Falconbridge Limited regarding "Falconbridge Receives Improved Inco Offer".
Exhibit 99.6	News Release dated May 18, 2006 of Falconbridge Limited regarding "Falconbridge Announces April 2006 Net Income Increases 194% to $238 Million".
Exhibit 99.7	News Release dated May 19, 2006 of Falconbridge Limited regarding "Falconbridge Limited's Brunswick Mine Employees Ratify Collective Agreement".
Exhibit 99.8	News Release dated May 24, 2006 of Falconbridge Limited regarding "Falconbridge and USW Ratify Five-Year Collective Agreement at Raglan Mine".
Exhibit 99.9	News Release dated May 31, 2006 of Falconbridge Limited regarding "Falconbridge Board of Directors Reaffirms Support for Inco Offer".
Exhibit 99.10	News Release dated May 31, 2006 of Falconbridge Limited regarding "Inco and Falconbridge Identify US$550 Million in Synergies".

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SIGNATURES
Exhibit Index